UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


        NOTIFICATION OF LATE FILING                         SEC FILE NUMBER

                                                               000-21295
                                                       -----------------------
                                                            CUSIP NUMBER

                                                             884098 10 4
                                                       -----------------------

(Check One):
    |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR


     For Period Ended: June 30, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

         Thinking Tools, Inc.
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Former Name if Applicable

         N/A
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Address of Principal Executive Office (Street and Number)

         One Lower Ragsdale Drive I-250
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City, State and Zip Code

         Monterey, CA  93940
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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

|X|    (a)     The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|    (b)     The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date (see Part III below); and

|_|    (c)     The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The registrant is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 1999 in a timely manner without unreasonable effort or expense due to registrant's current lack of financial or other resources necessary to complete such report in a timely manner. On July 23, 1999, the registrant filed a form 8-K to report the resignation of its auditors. The registrant has retained a new auditor, Druker, Rahl & Fein, to complete its Form 10-K for 1998, as well as its Form 10-Qs for the quarters ended March 31, 1999 and June 30, 1999. A Form 8-K will be filed tomorrow to report the hiring of the new auditors. The registrant plans to complete and file a Form 10-K on or before September 1, 1999. The outstanding Form 10-Qs shall be filed shortly thereafter. Accordingly, the quarterly report for the quarter ended June 30, 1999 will not be filed on or before the fifth calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Moshe Zarmi                            (831) 373-8688
           -----------------                      --------------------
                 (Name)                            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                 |_| Yes |X| No

           Form 10-K for 1998 and Form 10-Q for first quarter of 1999.
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The unaudited financial statements of the registrant for the quarter ended June 30, 1998 indicated revenues of the registrant in excess of $166,000. The registrant, however, which currently has no operations, did not recognize any significant revenues from product sales during the quarter ended June 30, 1999. On April 23, 1999, the registrant announced that it was eliminating substantially all of its operations and has terminated all of its personnel other than those required to maintain the necessary minimum level of support for the registrant's existing customers and to peform certain executive and administrative functions.

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                              Thinking Tools, Inc.
          -------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      August  16, 1999                     By   /s/ Moshe Zarmi, President
    -----------------------                      ------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).